UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

USA Truck, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

902925106
(CUSIP Number)

November 15, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON Stone House Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 588,961
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 588,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON SH Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 588,961
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 588,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 902925106

1	NAME OF REPORTING PERSON Mark Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 588,961
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 588,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 902925106

The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on October 23, 2013. Subsequently, on January 28, 2014, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on January 28, 2014, and filed amendments thereto on February 20, 2014, May 6, 2014, May 27, 2014, February 26, 2015, May 7, 2015, May 18, 2015, May 22, 2015 and May 10, 2016,  in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of November 15, 2016, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a).	Name of Issuer:

USA Truck, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3200 Industrial Park Road
Van Buren, Arkansas 72956

Item 2(a).	Name of Person Filing:

This statement is filed by Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”), SH Capital Partners, L.P., a Delaware limited partnership (“Partners”) and Mark Cohen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Stone House is the general partner of, and investment manager to, Partners. Mr. Cohen is the managing member of Stone House. By virtue of these relationships, Stone House and Mr. Cohen may be deemed to beneficially own the Shares (as defined below) owned directly by Partners.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 950 Third Avenue, 17th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Stone House and Partners are organized under the laws of the State of Delaware. Mr. Cohen is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

902925106

CUSIP NO. 902925106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on November 16, 2016:

(i)	Partners directly owned 588,961 Shares; and

(ii)	Each of Stone House, as the general partner of Partners, and Mr. Cohen, as the managing member of Stone House, may be deemed the beneficial owner of the 588,961 Shares owned by Partners.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 902925106

(b)	Percent of class:

The following percentages are based on 8,289,699 Shares outstanding as of October 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016.

As of the close of business on November 16, 2016, each of Partners, Stone House and Mr. Cohen may be deemed to beneficially own approximately 7.1% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

CUSIP NO. 902925106

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 902925106

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2016

STONE HOUSE CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

By:	Stone House Capital Management, LLC, its General Partner

By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

/s/ Mark Cohen
Mark Cohen